UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date July 11, 2012	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	11 July 2012

TASMAN SUBMITS MINING LEASE APPLICATION OVER NORRA KARR HEAVY RARE EARTH ELEMENT PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM; Frankfurt:T61; NYSE-MKT:TAS).  Mark Saxon, President & CEO, is pleased to announce the achievement of a significant milestone in the development of the Company, with the submission of an application for a Mining Lease (ML) covering the Norra Karr heavy rare earth element (REE) and zirconium (Zr) project in Sweden.  Given Norra Karr was virtually unknown as an REE project prior to Tasman’s first drilling program in December 2009, the application for a mining lease in such a short timeframe is particularly notable.  The application documents for the ML were prepared by consulting group Golder Associates AB and have been submitted to the Swedish Mining Inspectorate (Bergsstaten).  Tasman anticipates processing of the ML application by the Bergsstaten shall take approximately 6 months.

The filing of this ML application required that Tasman complete extensive environmental monitoring, flora and fauna surveys, anthropological and social impact studies, ground water testing, leach testing of waste rock, community and stakeholder meetings and basic infrastructure planning for the Norra Karr site.  A granted ML under the Swedish Mining Act is valid for 25 years, when it is available for renewal.

Tasman’s 100% owned Norra Karr project is the only NI 43-101 compliant REE resource in mainland Europe.  Norra Karr lies 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The short time taken from discovery to ML application demonstrates the efficiency and advantage of operating in a jurisdiction with a strong and transparent Mining Act and a long term association with resource industries.  The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.

Norra Karr is one of the largest and most economically robust projects amongst its peers, due to the high contribution of the high value critical REE’s (dysprosium (Dy), yttrium (Y), neodymium (Nd), terbium (Tb)).  Substantial capital and operating cost benefits are provided by the existing infrastructure and the simple mineralogy that allows ambient temperature and pressure processing.  Norra Karr’s proximity and easy road access to European markets stands as a unique operating advantage for the project.

 “Submitting this Mine Lease application is a major step forward in the development of our flagship Norra Karr project.  The location of this project in Sweden, with a simple and well tested Mining Act, easy all year round operating conditions and excellent existing infrastructure has allowed progress to be made at a fast pace” said Mark Saxon, Tasman’s President and CEO.  “I congratulate and thank Tasman’s staff and the consultants at Golder Associates for their assistance in achieving this milestone so early in the life of the Company.”

Tasman recently reported on an independent Preliminary Economic Assessment (PEA) for Norra Karr, completed by Pincock Allen & Holt of Denver, USA.  The PEA was press released on the March 21, 2012, the full report for which can be found on the Company’s website at www.tasmanmetals.com , on SEDAR at  www.sedar.com, or on EDGAR at www.sec.gov .  The PEA was based on an open pittable recoverable resource of 58.1 million tonnes grading 0.59% TREO (total rare earth oxide) where 50.0% of the TREO is the high value heavy rare earth oxide (HREO) and 1.70% ZrO2 (zirconium oxide) in the inferred and indicated categories.  The current assumptions (see Table 1) are for a mining rate of 1.5 million tonnes per year with average TREO recoveries of 80% and average ZrO2 recovery of 60%.  Average annual mixed TREO concentrate production is forecast to be 6,800 tonnes including 290 tonnes of dysprosium oxide (Dy2O3), 43 tonnes of terbium oxide (Tb2O3), 773 tonnes of neodymium oxide (Nd2O3) and 2,360 tonnes of yttrium oxide (Y2O3).

Based upon the total capital cost estimate of $290 million over a 1.5 year construction period, the before tax NPV at a 10% discount rate and conservative metal pricing is $1,464 million as detailed in Table 2.  Payback on the project is within 3 years from the start of production, and generates a pre-tax IRR of 49.6%.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE AMEX: TAS www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 35 SWEDEN

2

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australian Institute of Geoscientists and Australasian Institute of Mining and Metallurgy, who has reviewed and verified the contents of this release.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Information: Jim Powell +1 (647) 226 8626
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the American Stock Exchange or the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements.
Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

3

Table 1: Norra Karr Project, Annual Operating Summary

Production	Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Total Tonnes mined (ore+waste)	Mt	2.91	2.54	2.82	2.58
Strip Ratio	Waste : Ore	2.86	1.24	0.87	0.75
Tonnes processed	Mt	752	1,133	1,504	1,458
Grade TREO	%	0.53	0.56	0.58	0.60
Grade ZrO2%		1.61	1.60	1.64	1.77
Recovery TREO	%	80%	80%	80%	80%
Recovery ZrO2%		60%	60%	60%	60%

Mixed TREO concentrate	Tonnes	3,165	5,067	6,946	7,004
Zirconium Carbonate concentrate	Tonnes	7,260	10,893	14,831	15,492

Table 2: Norra Karr Project, Summary of Projected Revenue, Expenditure and NPV

	First 20 Years ($ million CAD)	40 Year Mine Life ($ million CAD)
Total Revenue	5,275.3	10,858.5
Initial Capital Expenditures (including contingency)	290.2	290.2
Sustaining Capital Expenditures	74.1	217.1
Royalty Payments	13.2	27.2
Mine Reclamation Costs	10.9	10.9
Total Before-tax Cash Flow (undiscounted)	3,419.4	7,376.1

Before-tax NPV @ 10%	1,214.7	1,464.1
Before-tax NPV @ 12%	1,015.9	1,168.0
Before-tax NPV @ 14%	855.0	949.4
Before-tax IRR (%)	49.6%	49.6%
Before-tax Payback Period (years)	2.6	2.6

Long-term Average REE Basket Price	US$51.00	US$51.00
REE Basket Price Discounted for Refining	US$31.60	US$31.60